6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

September 15, 2010

Via EDGAR

Ms. Cicely L. LaMothe

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          File No. 001-14023

Dear Ms. LaMothe:

Corporate Office Properties Trust (“COPT” or the “Company”) is writing in response to the letter dated August 17, 2010 received from the Staff of the Securities and Exchange Commission (the “SEC”) regarding COPT’s Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 and Definitive Proxy on Schedule 14A filed March 30, 2010.  The Company’s responses to comments appearing in the letter are set forth below.  For convenience of reference purposes, the Staff’s comments expressed in the August 17, 2010 letter precede the Company’s responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities, page 38

1.     We note your disclosure that your financing arrangements may restrict your ability to make cash dividends.  Please revise your narrative to describe the specific limitations in your existing financings which restrict your ability to pay dividends.  Refer to Item 201(c)(1) of Regulation S-K.  Provide this disclosure in future filings and tell us how you plan to comply.  To the extent you believe the limitations are not material, please tell us.

COPT Response:

If a Default or Event of Default exists pursuant to the terms of the Company’s revolving credit facility, the Company is prohibited from paying cash dividends in excess of the amount necessary for the Company to maintain its status as a Real Estate Investment Trust.  This restriction does not currently limit the Company’s ability to pay dividends nor does the Company believe said restriction is reasonably likely to limit its ability to pay future dividends because it expects to comply with the terms of its revolving credit facility.  The Company will modify its disclosure in future filings to describe the limitations in greater detail and to also indicate its view that said restriction is not likely to limit the Company’s ability to pay dividends.

Unregistered Sales of Equity Securities and Use of Proceeds, page 38

2.     Please provide a detailed legal analysis as to why this exchange transactions described in this section should be exempt from registration under Section 4(2) of the 1933 Act.

COPT Response:

Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), provides an exemption from the registration requirements set forth in Section 5 of the 1933 Act for “transactions by an issuer not involving any public offering.”

In the case of the referenced issuances of common shares, the issuances were clearly by the Company.  Thus, the availability of the Section 4(2) exemption for these transactions depends on the issuances not involving any public offering.  The Company has concluded, based on the nature of the issuances and the recipients of the issued common shares, that such issuances did not involve any public offering, and thus that the Section 4(2) exemption is applicable to these offerings.

By way of background, we note that the 627,992 common shares issued in the exchange transactions referenced in the Staff’s comment were in all cases issued in exchange for the common units of Corporate Office Properties, L.P., the Company’s operating partnership (the “Operating Partnership”), in accordance with the Operating Partnership’s Second Amended and Restated Limited Partnership Agreement, as amended.  In the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010, 17,394, 309,497 and 301,101 common shares, respectively, were issued in this manner.  The right of common unit holders to tender their common units to the Company in exchange for common shares (or, if the Company should choose in its sole discretion, cash in an amount equal in value to the common shares that would otherwise be issued) is typical to a real estate investment trust that, like the Company, has an “upreit” structure in which substantially all of the real estate investment trust’s operations are conducted by, and its assets owned by, the operating partnership.

The precise boundaries of the Section 4(2) exemption are not well defined.  In general, whether the exemption applies is thought to depend on the circumstances of the offering, including the issuer’s relationship with the investors and the nature, size and manner of the offering.  In this case, the 627,992 common shares were issued to a total of seven recipients, of which several were related to one another.  All of these recipients were familiar with the Company prior to the exchange by virtue of holding the common units of the Operating Partnership.  Indeed, over two-thirds of the common shares were issued to trustees of the Company, or entities controlled by trustees.  Further, none of these exchanges were in any regard solicited by the Company.  As described above, the Company did not initiate the process of offering the common shares.  Rather, the common shares were issued by the Company pursuant to the right of the unit holders to tender their units for exchange.  Finally, the common units that were exchanged for the shares were in all cases held by the unit holders for a substantial period of time prior to the exchange.

In addition, while the Company has not specifically relied on Regulation D under the 1933 Act, which presents a non-exclusive method of perfecting an exemption under Section 4(2), the Company does believe that all of the issuances of the common shares would satisfy the requirements of Rule 506 under Regulation D.

For the reasons set forth above, the Company has concluded that the issuances of common shares referenced in the Staff’s comment were exempt from the registration requirements of Section 5 of the 1933 Act pursuant to the exemption set forth in Section 4(2) of the 1933 Act.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 68

3.     In future filings, please revise your disclosure to specify the “certain conditions” that must be satisfied in order for you to extend your Revolving Credit Facility or advise us why such disclosure is not necessary.  Please tell us how you intend to comply.

COPT Response:

The Company may extend its Revolving Credit Facility for one year if there is no default under the facility and if it pays an extension fee of 0.125% of the total availability of the facility.  The Company will disclose this in future filings.

4.     We note your disclosure in the business section regarding your internal goal to retrofit existing properties such that 50% of your portfolio will be comprised of “Green” properties by 2015.  To the extent material, please disclose how these planned renovations may affect your ongoing costs in future filings.  Please tell us in your response what such disclosure would look like.

COPT Response:

The Company’s disclosure of its Environmentally Responsible Development and Management Strategy described such strategy as including the following:

•      constructing new “Green” buildings that are designed to use resources with a higher level of efficiency and lower impact on human health and the environment during their life cycle than conventional buildings.  An example of our focus in this area is our participation in the [U.S. Green Building Council’s] Leadership in Energy and Environmental Design (“LEED”) program, which has a rigorous certification process for evaluating and rating “Green” buildings in order for such buildings to qualify for the program’s Certified, Silver, Gold and Platinum ratings;

•      retrofitting select existing properties to also become “Green”; and

•      using “Green” operating and purchase practices and housekeeping standards in managing our properties.

The retrofitting of select existing properties to become “Green” is only one of the components to the strategy.  Management believes that these retrofitting improvements will be key to the achievement of the Company’s internal goal to have 50% of the portfolio be “Green” by 2015.  However, the aggregate cost of these improvements to be incurred over the five-year period ending in 2015 is not expected to exceed $10 million, which management believes is not material.  Accordingly, the Company respectfully submits that it does not believe separate disclosure of the costs of these activities is warranted in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 15.  Exhibit and Financial Statement Schedules

5.     We note that exhibits 10.14, 10.19, 10.23, 10.24 and 10.25 only list and do not include the exhibits and schedules listed in the table of contents for such agreements.  Item 601(b)(10) does not permit the omission of information that is attached to a material contract.  Please file the complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.

COPT Response:

With respect to the exhibits referenced, the Company intends to file the complete agreements as exhibits to its Form 10-Q for the quarter ending September 30, 2010.

Financial Statements and Notes

Note 9 — Debt, page F-33

6.     In future filings, please expand your disclosures regarding your 3.50% Exchangeable Senior Notes to include the total amount by which the instrument’s if-converted value exceeds its principal amount, as required under FASB ASC 470-20-50-5(d).

COPT Response:

The if-converted value of the Company’s 3.5% Exchangeable Senior Notes did not exceed the principal amount of such notes for the periods applicable to the filings.  To the extent that is the case in future periods, the Company intends to include disclosure such as the following in filings for such periods:

Because the closing price of the Company’s common shares at December 31, 2009 and 2008 was less than the exchange price per common share applicable to the 3.5% Exchangeable Senior Notes, the if-converted value of the notes did not exceed the principal amount.

DEFINITIVE PROXY ON SCHEDULE 14A FILED MARCH 30, 2010

Our Board of Trustees

7.     Please disclose the extent of the board’s role in the risk oversight of you, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure.  Please see Item 407(h) of Regulation S-K.  Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

COPT Response:

As disclosed on page 15 of the Company’s proxy statement, the Board plays an important role in the risk oversight of the Company.  The Board establishes and monitors the Company’s risk tolerance and oversees its risk management activities primarily by:

•      maintaining for itself and its committees direct decision-making authority with respect to matters with significant inherent risks, including material acquisition, development and financing activities and the appointment and retention of senior management;

•      reviewing and discussing regular periodic reports relating to the performance of the Company and risks to the achievement of its objectives;

•      approving the Company’s annual budget and capital plan; and

•      overseeing specific areas of the Company’s business by the Compensation, Audit and Nominating and Corporate Governance Committees.

The Board and its Committees also rely on management to bring significant matters to their attention.

Pursuant to its charter, the Audit Committee is responsible for the review of the Company’s risk assessment and management activities. The Committee discharges these responsibilities by reviewing and discussing with management, the Company’s internal audit function and the Company’s independent registered public accounting firm any significant risks or exposures faced by the Company, the steps taken to identify, minimize, monitor or control such risks or exposures, and the Company’s underlying policies with respect to risk assessment and risk management.  Consistent with NYSE Rules, the Audit Committee also provides oversight at the Board level with respect to risk assessment and risk management, particularly regarding the activities of the Company’s internal audit function and integrity of the Company’s financial statements and internal control over financial reporting.  The Company’s internal audit function reports to the Audit Committee regarding such activities on an ongoing basis, including at each of the Audit Committee’s meetings.  The Board is informed regarding these risk oversight activities at the four quarterly meetings of the Board.

The Company will also disclose in its future filings its belief that because the Board leadership and management functions are separated, the Board’s ability to take a more objective, independent approach to overseeing risk is enhanced.

Proposal 1 — Election of Trustees, page 6

8.     We note your general disclosure that the descriptions of the trustees include the specific experience, qualifications, attributes and skills that led the Board to nominate each of the trustees.  In future filings, for each person identified, please specifically disclose each person’s experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a trustee.  See Item 401(e)(1) of Regulation S-K.  Please tell us how you plan to comply.

COPT Response:

In future filings including disclosure regarding the election of trustees, the Company intends to specifically disclose each person’s experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a trustee.  This disclosure will be presented in a manner and form that is distinguishable from the Company’s disclosure of the trustee’s business experience during the past five years.

Compensation Discussion and Analysis

Annual Cash Incentive Awards

2009 Objectives for Annual Cash Awards, page 23

9.     In future filings, please expand your disclosure to discuss the discretionary bonuses awarded to each of the executives in greater detail.  While we note that the committee believed the computed amounts did not reflect each such executive’s overall contribution, tell us what factors, if any, the board considered and how the actual award amounts were determined in light of the discretionary factors.  Please tell us how you plan to comply.

COPT Response:

With respect to future filings, the Company intends to expand its disclosure on discretionary annual cash incentive awards to include greater detail regarding factors the Board considered in awarding such amounts.  With respect to discretionary amounts awarded for 2009:

•      Mr. Griffin’s depth of experience and the Company’s accomplishments under his leadership made him deserving, in the opinion of the Compensation Committee, of base salary at the 75th percentile of the Company’s peer group.  Since the current economic environment limited the amount of base salary increase that the Compensation Committee believed it should award Mr. Griffin, it awarded him a $35,062 discretionary award that was derived based on the shortfall between Mr.

Griffin’s approved base salary for 2010 and the base salary at the 75th percentile of the Company’s peer group; and

•      Mr. Lingafelter assumed additional responsibilities which were not reflected in his original objectives for 2009 due to an increase in the Company’s development activities.  In recognition of achievements with respect to such responsibilities, he was awarded a $14,250 discretionary award in an amount commensurate with what the Compensation Committee believed he would have earned had objectives in connection with such responsibilities been defined.

10.   We note your disclosure in this section that cash awards were determined after considering the various individual objectives that you have outlined for each executive; however, it is unclear how the various criteria considered contributed to the awarded amount.  In future filings, please revise to include a discussion of how the compensation committee determined the weight attributed to each individual objective.  Please also refer to your weighted objectives table on page 23 and explain, for each executive, what percentage of overall cash incentive compensation awarded was attributed to the individual objective metric for each executive as a result of the committee’s review.  Please tell us how you plan to comply.

COPT Response:

The Company’s table on page 23 of the proxy statement discloses the mix between classifications of objectives used for annual cash incentive awards for each executive.  In response to your inquiry, provided below is a table that provides the mix of the components comprising the executives’ actual annual cash incentive awards received for 2009:

	Percentage of Actual 2009 Annual
	Cash Incentive Award Received
	Company	Individual	Discretionary
Name of Executive	Objectives	Objectives	Award	Total
Randall M. Griffin	97.8%	N/A	2.2%	100.0%
Roger A. Waesche, Jr.	84.9%	15.1%	0.0%	100.0%
Stephen E. Riffee	78.4%	21.6%	0.0%	100.0%
Wayne H. Lingafelter	49.9%	46.5%	3.6%	100.0%
Karen M. Singer	59.5%	40.5%	0.0%	100.0%

In future proxy statements, the Company will provide additional disclosure regarding how the individual objectives for executives contributed to the actual cash incentive awards received, such as the information included in the table above.  In addition, the Company will provide an overview of the methodology used in the determination of the weighting of executives’ individual objectives.  For example, with respect to the disclosure of Mr. Waesche’s individual objectives on page 24 of the proxy statement for 2009, the Company would expand to include the following additional disclosure:

The weighting of Mr. Waesche’s individual objectives ranged from 3% to 20%, with value creating objectives (such as net operating income and acquisition activity) weighted at the highest end of that range.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Gregory Thor, Vice President and Controller, at (443) 285-5475 or you may reach me at (443) 285-5500.

Sincerely,

/s/ Stephen E. Riffee

Stephen E. Riffee
Executive Vice President and
Chief Financial Officer

cc:           Tori Lambert, Audit Partner, PricewaterhouseCoopers LLP

Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP